Exhibit 99.1

The Donerail Group Announces That Its Recently Increased $36.50 All-Cash Offer Has Been Rejected By Turtle Beach Board

Updated Offer Represented an Increase From Donerail’s Initial, Rejected Offer of $34.50 Per Share and a Substantial Premium of More Than 42% Based on Yesterday’s Closing Price

Proposal Would Provide Certain, Immediate and Meaningful Value to Turtle Beach Shareholders

Deeply Concerned That Turtle Beach’s Rejections to Date Demonstrate an Entrenched Board’s Unwillingness to Fully and Faithfully Evaluate Value-Maximizing Outcomes for its Shareholders

LOS ANGELES, August 19, 2021 (GLOBE NEWSWIRE) -- The Donerail Group LP (together with its affiliates, “Donerail”), one of the largest shareholders of Turtle Beach Corporation (the “Company”, “Turtle Beach”, or “HEAR”), announced today that despite having recently submitted an increased offer to acquire Turtle Beach for all-cash consideration of $36.50 per share, up from its original $34.50 per share bid, the Turtle Beach Board has rejected Donerail’s updated acquisition proposal.

The $36.50 per share offer would have represented a transaction valued at approximately $615 million, a premium of more than 42% from yesterday’s closing price of $25.70, and a premium of over 30% to Turtle Beach’s one-month volume weighted average price (VWAP) prior to there being news regarding Donerail’s interest in Turtle Beach.

In rejecting Donerail’s increased all-cash bid, the Board indicated that it would only be willing to re-engage if Donerail were to provide a proposal at a meaningfully higher price.

Donerail today issued the following statement in response to Turtle Beach’s rejection:

“We are disappointed in the Board’s reaction to our highly attractive, revised all-cash offer to purchase the entirety of Turtle Beach. Our revised offer would provide a hefty 40% premium to yesterday’s closing price, and the outright rejection of such a compelling price has left us surprised and dismayed.

Donerail is a disciplined, financial buyer and such an outright rejection of a compelling price along with this Board’s prior behavior leaves us doubting whether future good faith engagement with this Board is even possible.

We remain one of the largest shareholders in Turtle Beach, and are now more concerned than ever that the Board and management team are unwilling to fully and faithfully explore and discuss value-maximizing alternatives in order to preserve their positions and the status quo. That the Board was so quick to summarily reject a bona fide offer reflecting a 40+% premium should be a red flag for all shareholders.

Donerail is a champion of corporate governance best practices, and we intend to hold this management team and Board accountable if our concerns regarding their entrenchment prove to be well-founded.”

About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

Investor Contact:

Wes Calvert, (310) 564-9992